Wilson Sonsini Goodrich & Rosati PROFESSIONAL CORPORATION	650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811

January 19, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Michele M. Anderson, Esq.
Kyle Moffatt
Joshua Englard, Esq.
Kathryn Jacobson

Re:	Dolby Laboratories, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-120614

Ladies and Gentlemen:

On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated January 14, 2005, relating to the Company’s Registration Statement on Form S-1 (File No. 333-120614), originally filed with the Commission on November 19, 2004 and as amended on December 30, 2004.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission

January 19, 2005

Prospectus Summary, page 1

1.	We note your enhanced disclosure in response to prior comment 8. However, you should also disclose your historical and pro forma diluted net income per share in the summary.

In response to the Staff’s comment, the Company has revised the prospectus summary on page 1 of Amendment No. 2 to disclose the Company’s historical and pro forma diluted net income per share for fiscal 2004.

Risk Factors, page 7

It is possible that we may be treated as a personal holding company..., page 22

2.	Revise this risk factor discussion to clarify that you are unable to currently quantify the amount of tax for which you could be liable or any dividend that you may elect to pay in the future, as indicated in your response to prior comment 20. Briefly explain why the amount is not currently quantifiable.

In response to the Staff’s comment, the Company has revised the risk factor entitled “It is possible that we may be treated as a personal holding company...” on page 22 of Amendment No. 2 to clarify that the Company is unable to currently quantify the amount of tax for which it could be liable or any dividend that the Company may elect to pay in the future, including a brief explanation of why the amount is not currently quantifiable.

We will incur increased costs and demands upon management..., page 24

3.	We note your response to prior comment 22 regarding your inability to quantify the expected increase in expenses associated with the increase in legal and compliance costs. Please advise whether or not the company examined the potential costs associated with public company reporting requirements in connection with its consideration of conducting an initial public offering. If so, did the company evaluate how it would fund the costs of operating as a public company and, in doing so, estimate the costs or a range of costs that it might incur?

The Company advises the Staff that, in connection with its consideration of an initial public offering, the Company did examine and estimate, in a general manner, the potential additional costs associated with public company reporting requirements. As a result of this

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January 19, 2005

examination and estimation, the Company determined that it would be able to fund the costs of operating as a public company out of its available working capital. In this regard, the Company advises the Staff that the Company has been cash-flow positive for several years. However, due to the uncertainty of the costs associated with being a public company, which have been increasing for public companies in general as a result of the Sarbanes-Oxley Act (and, in particular, Section 404 thereof), as well as relatively recent SEC and NYSE rule changes, the Company does not believe it can predict these additional costs with any degree of certainty. The Company has revised the risk factor on page 25 of Amendment No. 2 to disclose that it does not believe it can predict these additional costs with any degree of certainty, but that it expects to be able to fund such additional costs out of its available working capital. The Company has also revised the disclosure regarding its selling, general and administrative expenses in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus on page 52 of Amendment No. 2 to disclose that it expects to fund its increased expenses related to being a public company out of its available working capital.

Use of Proceeds, page 30

4.	We note your response to prior comment 26. However, you should also disclose the amount and use of proceeds from the over-allotment option in the Use of Proceeds section.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 2 so that the estimated amount and use of proceeds from the exercise of the underwriters’ over-allotment option will be disclosed.

Pro Forma Unaudited Consolidated Statements of Operations Data, page 37

5.	We note your response to prior comment 27. We continue to believe that you should revise to delete the pro forma statement of operations for the years ended September 27, 2002 and September 26, 2003. Pro forma information may be presented for only the most recent fiscal year and interim period. See Rule 1 l-02(c) of Regulation S-X. Please make this revision throughout your registration statement including your presentation and discussion of the respective quarterly information.

As discussed with the Staff during the conference call on January 18, 2005 and as indicated in our letter to the Staff dated December 30, 2004, the Company believes that the accounting literature cited in the December 30 letter (see response to comment 27 in such letter) supports the inclusion in the prospectus of the pro forma financial data for fiscal 2002 and fiscal 2003, in addition to the pro forma financial data for fiscal 2004 and any interim period. In

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January 19, 2005

particular, the Company considered Section C(2) to the SEC Staff Training Materials Topic Two: Preparation Requirements – Form and Content, which states that pro forma presentation is required for all periods presented for a business combination to be accounted for as a reorganization of entities under common control. As Ray Dolby is both owner of the intellectual property (through trusts) and the Company’s primary stockholder, the Company concluded that his transfer of his intellectual property to the Company was similar to a reorganization of entities under common control and that including three years of pro forma financial statements was appropriate. In addition, the Company continues to believe that the inclusion of more than one year of pro forma financial information is helpful disclosure for the Company’s prospective investors because the pro forma financial statements present the way the Company will be situated after the offering, facilitating evaluation of the Company’s potential for future performance. Moreover, without the pro forma financial information for fiscal 2002 and 2003, potential investors might incorrectly infer that the Company’s earnings growth from 2003 to 2004 was higher than it actually was.

We appreciate the Staff discussing these matters with the Company yesterday and we understand the Staff is still considering our response.

Critical Accounting Policies, page 43

6.	We reissue prior comment 31 with regard to your continued references to third party valuations or independent valuation firms. While you are not required to make reference to these “third parties” or “independent firms,” when you do you should specifically identify each appraiser as an expert and include their consent in the registration statement. Alternatively, you should revise to eliminate these references and clearly disclose that management is primarily responsible for determining fair values. We will not object if you wish to state in revised disclosure that management considered a number of factors, including valuations or appraisals, when making these determinations. In any case, your disclosure should clearly indicate that management is responsible for these valuations.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that valuation analyses were one of a number of factors that the Company’s management considered in determining fair value, but that the Company’s management is responsible for making such determination. The Company has revised the disclosure to delete references to “third parties” or “independent firms.” The revised disclosure appears on pages 44-48, F-9 and F-12 - F-13 of Amendment No. 2.

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January 19, 2005

Business, page 60

Customers, page 80

7.	We note your response to prior comment 40. Please disclose whether or not any of these customers represent 5% or more of your revenues. In addition, as these customers are significant users of your products and services, consider deleting the word “representative” from the “Representative End-Users” column heading.

The Company advises the Staff that none of the professional products and services customers listed on page 84 of Amendment No. 2 represent 5% or more of the Company’s revenue. The Company has revised the disclosure on page 84 to reflect this. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 2 to replace the word “Representative” with the word “Significant” in the column heading.

Competition, page 84

8.	Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment 41, and explain the reason for that inability.

In response to the Staff’s comment, the Company has revised the disclosure in the “Competition” section, on page 89 of Amendment No. 2, to describe the Company’s inability to provide quantified disclosure regarding the Company’s market share in the markets in which it operates and the principal reasons for that inability.

Description of Capital Stock, page 106

9.	We note your response to prior comment 42. Please revise your disclosure to include this information.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 2 to disclose that all outstanding shares of common stock were converted into Class B common stock in January 2005 and how the terms of such conversion were determined.

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January 19, 2005

Financial Statements

1. Summary of Business and Significant Accounting Policies

Goodwill and Intangible Assets, page F-8

10.	We note your response to our prior comment 49. Please:

•	Disclose the amount of goodwill allocated to each segment. Refer to paragraph 45 of SFAS 142.

•	Supplementally tell us in detail how you determined that goodwill should be assigned to each reporting unit “based upon the recorded allocation of purchased intangibles at the acquisition date.” Refer to paragraphs 34-35 of SFAS 142 in your response. Further, tell us in detail how you allocated the purchased intangibles to each of your operating segments / reporting units.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No.2 to disclose the amount of goodwill allocated to each operating segment in accordance with paragraph 45 of SFAS 142.

With the exception of one acquisition, the business combinations executed by the Company were entered into for the benefit of a specific reporting unit/operating segment. Thus, goodwill attributable to these acquisitions was assigned to the reporting unit/operating segment that was expected to benefit from the synergies of the combination. This methodology is consistent with provisions included in paragraph 34 of SFAS 142.

In one instance, the Company acquired a business that resulted in the recording of intangible assets, including goodwill, that related to the operations of both of the Company’s reporting units/operating segments. In this situation, the Company followed the guidance in paragraph 32 of SFAS 142 to determine the amount of the net assets to assign to each reporting unit; allocating the net assets to the reporting units benefited based on the estimated cash flows from licensing revenue and product sales. The net assets acquired in this transaction were primarily comprised of intellectual property rights (e.g., an “acquired developed technology” intangible asset). Thus, when the Company applied paragraph 35 of SFAS 142, the Company determined that the fair value of the acquired business to be allocated to each of the reporting units/operating segments was largely a result of the fair values of the intellectual property rights (e.g., intangible assets) previously assigned to the reporting units/operating segments.

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January 19, 2005

Stock-based Compensation, page F-12

11.	We have reviewed your correspondence dated November 29, 2004. We note your statement that you determined the reassessed estimated fair values of the Class B common stock with the benefit of hindsight and after analysis of relevant factors with specific reference to the valuation reports. However, your estimated fair values appear based on the midpoint of the expected IPO price range of $17.33. Please clarify for us this apparent discrepancy.

The Company advises the Staff that the Board did not rely on the valuation reports that had been previously provided by independent third parties in determining the reassessed value of the Class B common stock.

12.	Further, tell us why fair value was not determined either in a contemporaneous valuation by an unrelated valuation specialist, retrospective valuation by an unrelated valuation specialist, or contemporaneous or retrospective valuation by a related-party valuation specialist.

As disclosed in the Registration Statement and explained in our letter to the Staff dated November 29, 2004, in determining the fair market value of the Company’s Class B common stock at the time the equity awards were originally granted, the Board relied primarily on reasonably contemporaneous valuation reports prepared by an unrelated valuation specialist.

As noted in the Registration Statement and the November 29 letter, the valuations of the Company reported by the valuation specialists were substantially less than the valuation that the Company’s underwriters subsequently discussed with the Company in connection with its preparations for an initial public offering. The Board believed that it could not ignore the wide discrepancies in valuation in determining whether the equity awards granted during this time had a compensatory element that should be reflected on the Company’s financials. Accordingly, the Board determined that a reassessment of the value of the equity awards granted subsequent to the beginning of fiscal 2004 was appropriate.

As discussed with the Staff on a January 18 conference call, given that the Board had recently received the advice of the underwriters regarding the expected valuation of the Company in connection with its initial public offering, the Board believed that using the midpoint of the expected initial public offering range as a value for the Class B stock at the time of filing the Registration Statement and determining appropriate discounts to such price at each time equity awards were granted during the reassessment period was a reasonable methodology for reassessing the value of these awards.

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January 19, 2005

The Board did not believe that commissioning a retrospective valuation report from an unrelated valuation specialist would necessarily result in a reassessed value of the shares of Class B common stock that was more reliable than that produced by the methodology that the Board decided to use. The Board believed that the underwriters had spent more time learning the Company’s business and understanding its markets, competitive position and prospects than any specialist and that commissioning a retrospective analysis was unlikely to add significant benefits to the reassessment process. A description of the basis for determining the initial public offering range is discussed in the Company’s response to Comment 13 below.

13.	We note that you utilized the midpoint of the expected IPO price range as the basis for the estimated fair value for all equity awards. It is unclear to us why you believe the estimate of the ultimate IPO price is a reasonable basis for the determination of the estimated fair value for your pre-IPO equity transactions. Please advise. Further:

•	Tell us in more detail why you believe that it is the most reliable and relevant estimate of value.

•	Tell us the basis for determining the IPO range, addressing multiple calculations or various methodologies employed to determine the range.

The Board believed that using the midpoint of the expected initial public offering range as a value for the Class B stock at the time of filing the Registration Statement was a reasonable methodology for reassessing the value of previous equity awards. As noted in Comment 12, the Company’s underwriters have spent more time learning the Company’s business and understanding its markets, competitive position and prospects than any valuation specialist. In addition, because of their expertise and role in the United States capital markets, as well as their economic and reputational interests in this offering, the Company believes the underwriters are uniquely positioned to estimate a valuation of the Company at a time close in proximity to the Company’s initial public offering that will be supported by the public markets.

The Company advises the Staff that the estimated initial public offering price range was determined by the underwriters using customary valuation methodologies used by investment banks in pricing initial public offerings. These included a review of the Company’s historical and projected operating results, with a focus on earnings, earnings growth rate and free cash flow, and comparing these results to certain publicly traded companies the Company considered to be engaged in similar or comparable businesses.

14.	Additionally we note that you recorded the stock-based compensation charge based on the “reassessed estimated fair value as a percentage of the midpoint of the expected

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IPO price range.” Describe in detail how you determined each percentage. Please identify the factors considered during each grant date that clearly explain the increases in the percentages utilized, including but not limited to, the increasing probability that Ray Dolby would transfer the intellectual property rights to you, thereby absolving you of further royalty obligations.

In determining the appropriate percentage discounts to the midpoint of the range for each set of equity awards, the Company did not determine each discount independently for each grant date because the Company believes that the increase in the estimated fair value of the Company’s Class B common stock over the reassessment period cannot be attributed to any one event. During the reassessment period, there was no single event – such as the sale of capital stock in an arms’ length transaction, a significant merger, acquisition or other corporate transaction, or material individual product development event – that the Board could point to as a step-like change in the value of the shares of Class B common stock.

As discussed on the January 18 conference call, the Board determined that the increase in value was gradual over the course of the reassessment period. As described in more detail in the “Reassessment Analysis” section of the November 29 letter, this gradual increase was due primarily to the following factors:

Financial Results: The Company’s financial results improved gradually over the reassessment period. For example, the Company’s revenues increased 30% in the first quarter of fiscal 2004 (calendar quarter ending in December 2003) compared to the first quarter of fiscal 2003, 41% in the second quarter of fiscal 2004 compared to the second quarter of fiscal 2003, 43% in the third quarter of fiscal 2004 compared to the third quarter of fiscal 2003, and 19% in the fourth quarter of fiscal 2004 compared to the fourth quarter of fiscal 2003. Please refer to the “Reassessment Analysis” section of the November 29 letter for more details regarding the gradual improvement of the Company’s financial results.

Ownership of Intellectual Property Rights: As part of the preparation for the initial public offering, the Company commenced negotiations with Ray Dolby for the transfer to the Company of all of the intellectual property rights he owns related to the Company’s business. The Company believes that the transfer of these intellectual property rights will add substantial value to the Company. Ray Dolby had no prior obligation to transfer these intellectual property rights to the Company and whether and on what terms the transfer would occur was uncertain during most of the reassessment period. In fact, the Company and Ray Dolby did not complete the negotiation of the principal terms of the transfer until immediately prior to the initial filing of the Registration Statement. Moreover, the terms of such transfer evolved over the course of the reassessment period. For example, the transfer was initially to be structured as an exchange of

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the rights for a significant number of shares of Company stock. However, late in the reassessment period, Ray Dolby decided to contribute these rights to the Company outright without receiving cash or additional equity as consideration. Accordingly, in reassessing the fair value of the Class B common stock, the Company took into consideration the gradually increasing probability that Ray Dolby would transfer the intellectual property rights to the Company in connection with the initial public offering, as the negotiations regarding the asset transfer went from non-existent, to preliminary and then to final. In addition, the Company has taken into account the fact that the terms of this transfer became more favorable from the Company’s perspective during the reassessment period, as Ray Dolby decided to contribute the intellectual property rights without consideration. As a result, the Company believes that the asset contribution had a gradually increasing effect on the reassessed fair value of Class B common stock.

Liquidity of the Class B Common Stock. The Company engaged in preliminary discussions regarding and preparations for an initial public offering beginning in the fall of 2003, and the Board began engaging in substantive conversations with investment bankers regarding a potential initial public offering in March 2004. However, the Company did not formally commence the initial public offering process until its September 27, 2004 organizational meeting, very late in the reassessment period. In addition, the public equity markets for technology companies, which were unfavorable throughout 2003, improved during the course of 2004. As a result of both of these reasons, the Company’s prospects for an initial public offering gradually increased over the course of the reassessment period.

Risks facing the Company; Growth of Licensing Markets. Notwithstanding the foregoing factors, the Company faced business challenges during the reassessment period, and only as the year progressed did it become clear that the Company was successfully meeting such challenges. For example, during the reassessment period it was not clear that the Company’s licensing business would continue to grow at the rate it had in prior fiscal years. In particular, at the beginning of fiscal 2004, it was highly uncertain whether the DVD market would continue its rate of growth. Additionally, growth in other markets was uncertain as well, including the markets for personal computer DVD players, home theatre systems, DVD recorders, personal audio and video players, in-car entertainment systems and video games. Because these markets represent a significant portion of the Company’s revenue or projected revenue, their failure to develop as the Company anticipated could have significantly adversely affected the Company’s business, financial results and prospects. As a result of the growth in these markets and the Company’s ability to address certain of the risks it faced during the reassessment period, in hindsight, the Company believes that these factors support the reassessed estimated fair value gradually increasing over the course of the reassessment period.

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As a result of the foregoing factors, the Board determined that using a decreasing discount from the midpoint of the expected initial public offering price range, beginning with a 35% discount (for shares subject to equity awards granted in December 2003) and ending with a 10% discount (for shares subject to equity awards granted in the first quarter of fiscal 2005), was a reasonable methodology for determining the value of the shares of Class B common stock granted during the reassessment period. The 35% discount factor for awards granted in December 2003 was based on the Company’s financial results improving over the reassessment period and exceeding the Company’s original expectations, the transfer of the ownership of Ray Dolby’s intellectual property rights to the Company and the growth in the licensing markets and the Company’s ability to address certain business risks. The 10% discount factor for the awards granted in the first quarter of fiscal 2005 reflects the illiquidity of the Company’s common stock and the inherent uncertainty regarding the Company’s ability to complete its initial public offering.

15.	Tell us why you believe that it is appropriate (if at all) to use a sliding scale of factors ranging from 90% - 65% for discounting fair value during the 12 months prior to the date of the most recent balance sheet included in the registration statement.

Please see the response to comment 14 above.

16.	Provide us with a detailed discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Please see the response to Comment 14 above, as well as the “Reassessment Analysis” section of the November 29 letter, for a detailed discussion of each of these factors.

17.	Specifically tell us why Houlihan’s most recent valuation report issued in October 2004 did not account for the factors that you considered in your reassessment of estimated fair value.

As detailed in the November 29 letter, Houlihan Valuation Advisors, an independent third party valuation expert (“Houlihan”), employed three generally accepted valuation methods to value the equity in the Company (i.e., the comparative analysis of public companies, the comparative analysis of merger and acquisition transactions and a discount cash flow model). Houlihan’s October 2004 report, which was previously provided to the Staff as an exhibit to the November 29 letter, sets forth the factors considered in each methodology used by Houlihan in reaching its opinion of the fair value of the Company’s common stock. The Company does not know of any other factors Houlihan considered as part of its analysis.

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Please see the response to Comment 13 above for a discussion of the valuation methodologies used by the underwriters in determining the estimated initial public offering price range.

18.	In any event, since your assessment of fair value was not based on a contemporaneous valuation performed by an unrelated valuation specialist, please disclose in your MD&A the following information relating to your issuances of equity instruments:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	The valuation alternative selected and the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

In response to the Staff’s comment, the Company has added disclosure in the “Critical Accounting Policies” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 45-48 of Amendment No. 2 to include the significant factors, assumptions and methodologies used in determining the fair market value of the Company’s equity securities and a discussion of the significant factors contributing to the difference between the fair market value of the Company’s equity securities on the date of each grant and the estimated initial public offering price.

In addition, the Company has added disclosure on pages 45-48 of Amendment No. 2 to disclose the method used in valuation of the Company’s equity securities both at the time of grant (which was based principally on a reasonably contemporaneous valuation report by an unrelated valuation specialist) and as part of the reassessment discussed above.

19.	Further disclose in your MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date (year-end or interim) presented in your registration statement.

In response to the Staff’s comment, the Company has added disclosure in the “Critical Accounting Policies” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 47 of Amendment No. 2 to provide detail regarding the intrinsic value of outstanding vested and unvested awards based on the estimated

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initial public offering price and the number of shares subject to awards outstanding as of the most recent balance sheet date.

20.	Disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet (year-end or interim) included in the registration statement:

•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	If the valuation specialist was a related party, a statement indicating that fact.

In response to the Staff’s comment, the Company has added disclosure on page F-13 of Amendment No. 2 to include, for equity securities granted within the 12 months prior to the most recent balance sheet date, the number of shares subject to awards granted, the exercise price, the fair market value of the Company’s common stock and the intrinsic value per grant.

In addition, the Company has added disclosure on page F-13 of Amendment No. 2 regarding the valuation method used to determine the fair market value of the Company’s equity securities and whether the valuation was contemporaneous or retrospective. The Company advises the Staff that the valuation specialist was not a related party.

21.	We note that you had 1,979,000 option grants during the year ended September 26, 2003. Tell us how you determined the estimated fair value of your Class B common stock when considering whether you should record stock-based compensation expense for those grants. Supplementally, provide us with any information that supports your estimated fair value.

The Company advises the Staff that, of the 1,979,000 shares of Class B common stock subject to awards granted in fiscal 2003, 1,808,000 shares (more than 90% of the total shares subject to awards granted in fiscal 2003) are subject to awards granted before December 31, 2002, more than 25 months prior to the anticipated effective date of this offering. Stock awards for only 171,000 shares were granted during the entire remainder of fiscal 2003. In part because of this, the Company determined that reevaluating only the awards granted subsequent to the

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beginning of fiscal 2004, and not reevaluating awards granted in prior fiscal years, was reasonable.

8. Segment Information, page F-25

22.	Tell us if you considered the customer disclosures required under paragraph 39 of SFAS 131.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 - F-27 of Amendment No. 2 to include the customer disclosures required under paragraph 39 of SFAS 131.

11. Legal Proceedings, page F-27

23.	We note your response to prior comment 62. Supplementally provide us with more specific details of the third party allegations of the breach of a pre-existing royalty-sharing agreement. Tell us why you agreed to the settlement and tell us how the settlement amount was determined. Finally, tell us why you believe the classification as a settlement expense versus cost of revenue was appropriate.

The Company advises the Staff that, in the early 1990s, the Company entered into an agreement with a third party concerning the adoption of one of the Company’s technologies or the third party’s technology as a standard for digital television by the Federal Communications Commission. The agreement provided that the Company would manage the licensing of the technologies and pay certain royalties to the third party. The agreement provided that it would terminate on December 31, 1994 if the FCC did not adopt final digital television standards by such date.

The Company had taken the position that the agreement terminated by its terms on December 31, 1994, because the formal vote of the FCC regarding the adoption of the Company’s technology as a standard did not take place by such time (this vote did not occur until 1996). However, the third party filed a lawsuit against the Company, claiming that the AC-3 technology was adopted by the technical group of the FCC in 1994, and as a result, the Company owed the third party royalties pursuant to the agreement.

The Company and the third party reached a settlement regarding these matters before the matter could be fully adjudicated. Pursuant to the settlement agreement, the Company agreed to pay the third party $30 million. As such amount represented a large amount of cash, the Company and the third party agreed the amount could be paid interest free over a 10 year period.

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In determining the classification of the settlement, the Company considered the following factors:

•	The settlement agreement specifically stipulated that the settlement amount was in consideration of termination of the disputed agreement and release and discharge by both parties of any and all liabilities arising from the agreement

•	Payment was not dependent on any past or future royalty income – the settlement agreement obligated the Company to pay the settlement amount whether or not the Company ever received royalty income related to technology subject to the agreement that was in dispute.

Exhibit 5.1. Legality Opinion

24.	Counsel must opine on the legality of the shares under the laws of the state in which the company is incorporated. State clearly, if true, that you are opining on Delaware state law.

In response to the Staff’s comment, we have revised our legal opinion to state that we are opining on the Delaware General Corporation Law with respect to the shares being validly issued, fully paid and non-assessable. We are supplementally providing under separate cover the draft revised legality opinion to the Staff for its review. As noted in the December 30 letter, we cannot file the final legality opinion until certain information that is currently omitted from the Registration Statement is included.

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January 19, 2005

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (650) 320-4597 or to Herbert P. Fockler of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

Enclosures

cc (w/encl.):	Bill Jasper
Marty Jaffe
Mark S. Anderson, Esq.
Janet Daly
Dolby Laboratories, Inc.

Larry W. Sonsini, Esq.
Thomas C. DeFilipps, Esq.
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone
Conor Moore
KPMG LLP

Paul C. Pringle, Esq.
Eric S. Haueter, Esq.
Sidley Austin Brown & Wood LLP